UNITED STATES BANKRUPTCY COURT

DISTRICT OF NEVADA

In re: SECURED DIVERSIFIED INVESTMENT, LTD., Debtor.	Case No.: BK-S-08-16332-LBR Chapter 11 ORDER CONFIRMING JOINT PLAN OF REORGANIZATION

    The Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code filed by the Debtor and Cane Clark LLP on September 16, 2008, as modified on October 3, 2008 (the “Joint Plan”), having been transmitted to creditors and equity security holders; and

A hearing regarding confirmation of the Joint Plan having been held on December 8, 2008 and a further hearing having been held January 16, 2009, and the Court having considered the evidence adduced at hearing and the arguments and memoranda submitted by the parties; and

Based upon the findings of fact and conclusions of law recited on the record, the Court having determined that the requirements of 11 U.S.C. §1129 have been satisfied,
IT IS HEREBY ORDERED that the Joint Plan, a copy of which is attached hereto as Exhibit A, is confirmed.

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1

Submitted by:

/s/John J. Laxague
John J. Laxague
Nevada Bar No. 7417
Attorney for Petitioning
Creditor Cane Clark LLP

and

/s/David W. Huston
David W. Huston
Nevada Bar No. 0855
Attorney for the Debtor

Approved  /  Disapproved

/s/Anthony F. Geraci
Anthony F. Geraci
Admitted Pro Hac Vice
Attorney for Counsel for Clifford Strand,
Michael Strand, William Biddle, and Gernot Trolf

Approved  /  Disapproved

__________________________________
Peter Dubowsky
Nevada Bar No. 4972
Attorney for Counsel for Clifford Strand,
Michael Strand, William Biddle, and Gernot Trolf

2

In accordance with LR 9021, counsel submitting this document certifies as follows:

_______  The court has waived the requirement of approval under LR 9021

_______  No parties appeared or filed written objections, and there is no trustee appointed in the case.

___X____ I have delivered a copy of this proposed order to all counsel who appeared at the hearing, any unrepresented parties who appeared at the hearing, and any trustee appointed in this case, and each has approved or disapproved the order, or failed to respond, as indicated below [list each party and whether the party has approved, disapproved, or failed to respond to the document]:

	Approved	Disapproved	No Response
Anthony F. Geraci, Esq. Counsel for Clifford Strand, Michael Strand, William Biddle, and Gernot Trolf	X
Peter Dubowsky, Esq. Local Counsel for Clifford Strand, Michael Strand, William Biddle, and Gernot Trolf			X(1)

(1)	Mr. Dubowsky’s office indicated that he is out of town and unable to respond during the week of Jan. 19-23. His co-counsel, Mr. Geraci, has approved of the form of order.

I declare under penalty of perjury under the laws of the State of Nevada that the foregoing is true and correct.

/s/John J. Laxague
John J. Laxague, Esq.

3

EXHIBIT A

David W. Huston
Nevada Bar No. 0855
601 S. Seventh St., 2nd Floor
Las Vegas, Nevada 89101
Tel.: (702) 384-9555
Fax: (702) 384-9517
hustonlaw@aol.com
Attorney for the Debtor

John J. Laxague
Nevada Bar No. 7417
CANE CLARK LLP
3272 E. Warm Springs Rd.
Las Vegas, Nevada 89120
Tel.: (702) 312-6255
Fax: (702) 944-7100
jlaxague@caneclark.com
Attorneys for Petitioning Creditor Cane Clark LLP

UNITED STATES BANKRUPTCY COURT

DISTRICT OF NEVADA

In re: SECURED DIVERSIFIED INVESTMENT, LTD., Debtor.	Case No.: BK-S-08-16332-LBR Chapter 11 JOINT PLAN OF REORGANIZATION

Debtor Secured Diversified Investment, Ltd. (“SDI”), jointly with petitioning creditor Cane Clark, LLP, hereby proposes the following Plan of Reorganization:

ARTICLE I.
DEFINITIONS AND CONSTRUCTION OF TERMS

1.          Definitions.  In addition to such other terms as are defined in other Sections of this Plan, the following terms (which appear herein as capitalized terms) shall have the meanings set forth below, such meanings to be applicable to both the singular and plural forms of the terms defined. A term used in this Plan and not defined herein or elsewhere in this Plan, but that is defined in the Bankruptcy Code has the meaning set forth therein.

2.         Administrative Claim means a Claim to the extent that it is of the kind described in section 503(b) of the Bankruptcy Code and is entitled to priority under section 507(a)(l) of the Bankruptcy Code.

                3.         Allowed means, with reference to any Claim or Interest, (a) any Claim or Interest allowed: (i) by Final Order of the Bankruptcy Court, or (ii) as to which a proof of Claim has been timely filed in a liquidated amount with the Bankruptcy Court pursuant to the Bankruptcy Code or any order of the Bankruptcy Court, provided that no objection to the allowance of such Claim or motion to expunge such Claim has been interposed before the Claims Objection Deadline; or (b) any Claim or Interest scheduled by the Debtor and not scheduled as “disputed.”

4.         Ballot means the form distributed to each holder of an impaired Claim or Interest on which is to be indicated acceptance or rejection of the Plan.

5.         Bankruptcy Code means title 11 of the United States Code, as amended from time to time, as applicable to the Case.

6.         Bankruptcy Court means the United States Bankruptcy Court for the District of Nevada.

7.         Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, and any Local Rules of the Bankruptcy Court.

8.         Bar Date means the date by which all Claims were required to be filed with the Bankruptcy Court.

9.         Business Day means any day other than a Saturday, Sunday or any other day on which commercial banks in the city of Las Vegas Nevada are required or authorized to close by law or executive order.

10.       Cash means legal tender of the United States of America, which may be conveyed by check or wire transfer.

11.       Case means the reorganization proceedings of the Debtor under Chapter 11 of the Bankruptcy Code, administered as Case No. BK-S-05-19263-BAM.

12.       Claim has the meaning set forth in section 101 of the Bankruptcy Code.

13.       Claim Payment Date means, in respect of an Allowed Claim, the later of the Effective Date or the date such Claim becomes Allowed Claim.

14.       Claims Objection Deadline means five (5) business days after the later of: (i) entry of the Confirmation Order; or (ii) expiration of the Bar Date.

                15.       Class means a category of holders of Claims or Interests as set forth in Article II of the Plan.

16.        Collateral means any property or interest in property of the estate of the Debtor subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance  under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable state law.

17.        Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket.

18.            Confirmation Hearing means the hearing held by the Bankruptcy Court to consider confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

19.        Confirmation Order means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

20.       Disputed Claim means a Claim against any Debtor to the extent that such Claim is not Allowed.

21.       Effective Date means the first Business Day on which the conditions specified in Section 7.4 of the Plan have been satisfied or waived.

22.       Existing Ownership Interests means the stock and/or other ownership interests of the Debtor issued and outstanding immediately prior to the Effective Date.

                23.       Final Order means an order of the Bankruptcy Court as to which the time to appeal, petition for certiorari or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari or other proceedings for a reargument or rehearing shall then be pending or as to which any right to appeal, petition for certiorari, reargue, or rehear shall have been waived in writing in form and substance satisfactory to the Debtor or the Reorganized Debtor or, in the event that an appeal, writ of certiorari, or reargument or rehearing thereof has been sought, such order of the Bankruptcy Court shall have been determined by the highest court to which such order was appealed, or certiorari, reargument or rehearing shall have been denied and the time to take any further appeal, petition for certiorari or more for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or Rule 9023 or Rule 9024 of the Bankruptcy Rules, may be filed with respect to such order shall not cause such order not to be a Final Order.

24.       Interest means, collectively, any shares of stock or other instrument evidencing an ownership interest in the Debtor and any option, warrant or right, contractual or otherwise, to acquire an ownership interest in the Debtor.
25.       Lien has the meaning set forth in section 101 of the Bankruptcy Code.

26.           Litigation Claims  means those causes of action and/or potential causes of action belonging to the Debtor and described specifically in Schedule 1 hereto.

27.       Reorganized Debtor means Secured Diversified Investment, Ltd. on and after the Effective Date.

28.       New Stock means the 4,000,000 shares of voting common stock in the Reorganized Debtor to be issued and distributed to holders of Allowed Class 3 Claims pursuant to the terms of the Plan.

29.           Person means an individual, corporation, partnership, governmental unit, joint venture, association, joint stock company, limited liability company, limited liability partnership, trust, estate, unincorporated organization or other entity.

30.       Petition Date means June 16, 2008, the date on which the Debtor commenced the Case.

31.           Plan means this chapter 11 plan of reorganization, including, without limitation, all exhibits, supplements, appendices and schedules hereto, either in its present form or as the same may be altered, amended or modified from time to time.

32.       Plan Proponents means the debtor-in-possession, Secured Diversified Investment, Ltd., and creditor Cane Clark LLP.

33.       Priority Claim means any Claim entitled to priority pursuant to sections 507(a)(2) through (7) and 507(a)(9) of the Bankruptcy Code.

34.       Priority Tax Claim means any Claim of a governmental unit of the kind specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

                35.       Pro Rata Share means a proportionate share, so that the ratio of the consideration distributed on account of an Allowed Claim or Allowed Interest in a Class to the amount of such Allowed Claim or Allowed Interest is the same as the ratio of the amount of the consideration distributed on account of all Allowed Claims or Allowed Interests in such Class to the amount of all Allowed Claims or Allowed Interests in such Class.
36.       Reorganized Debtor's Articles of Incorporation means with respect to Reorganized Debtor, the Amended and Restated Articles of Incorporation, as the case maybe, of such Reorganized Debtor.

37.       Schedules means the schedules of assets and liabilities, the list of holders of Interests and the statements of financial affairs filed by the Debtor under section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments and modifications thereto through the Confirmation Date.

38.        Secured Claim means the portion of any Claim, determined in accordance with section 506(a) of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments and modifications thereto through the Confirmation Date.
39.        Computation of Time. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

ARTICLE II.
CLASSIFICATION OF CLAIMS AND INTERESTS

The following is a designation of the Classes of Claims and Interests classified under this Plan.  A Claim or Interest shall be deemed classified in a particular Class only to the extent that the
Claim or Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of the Claim or Interest qualifies within the description of such different Class.  In accordance with section 1123(a)(1) of the Bankruptcy

Code, Administrative Claims and Priority Tax Claims have not been classified but the treatment for such unclassified claims is set forth in Article III.

UNCLASSIFIED CLAIMS

Administrative Claims. All claims of a kind specified under Section 507(a)(l) of the Bankruptcy Code.
Priority Tax Claims. All claims, if any, of a kind specified under Section 507(a)(8) of the Bankruptcy Code.
Late Filed Claims. All claims, if any, filed after the Bar Date.

CLASSIFIED CLAIMS

Claims against, and Interests in, the Debtor are classified in the Classes listed below.

Class 1 Claims — Priority Claims. Class 1 Claims shall consist of all Priority Claims.
Class 2 Claims — Secured Claims.  Class 2 shall consist of all Secured Claims.
Class 3 Claims — General Unsecured Claims.  Class 3 shall consist of all General Unsecured Claims.
Class 4 — Interests. Class 4 consists of all Interests in the Debtor.

ARTICLE III.
TREATMENT OF CLAIMS AND INTERESTS

The following is a designation of the treatment to be accorded to each Class of Claims and Interests denominated in this Plan. The treatment of a consideration to be provided on account of Claims and Interests pursuant to the Plan shall be in full settlement, release and discharge of such Claims and Interests; provided, that such discharge shall not affect the liability of any other entity to, or the property of any other entity encumbered to secure payment to, the holder of any such Claim or Interest, except as otherwise provided in this Plan; and provided, further, that such discharge shall not affect the Reorganized Debtors' obligations under the Plan.

           No Claim shall entitle the holder thereof to a distribution of cash or securities or to other consideration pursuant to this Plan unless, and only to the extent that, such Claim is an Allowed Claim.  Except as hereinafter specially provided, all distributions of cash or securities on account of Allowed Claims shall be made on the applicable Claim Payment Date or as soon as practicable thereafter.

UNCLASSIFIED CLAIMS

3.1        Administrative Claims. Unless otherwise agreed by the holder of an Administrative Claim (in which event such other agreement shall govern), each holder of an Allowed Administrative Claim shall receive (a) on the applicable Claim Payment Date, Cash in an amount equal to such Allowed Administrative Claim or (b) at the option of the particular Reorganized Debtor, payment in accordance with the ordinary business terms which have prevailed between such Debtor and the holder of such Allowed Administrative Claim; provided that any Allowed Administrative Claim against a Debtor which is contingent or unliquidated shall be assumed by such Reorganized Debtor and satisfied in full when it becomes noncontingent and liquidated.

3.2       Priority Tax Claims. Unless otherwise agreed by the holder of an Allowed Priority Tax Claim (in which event such other agreement shall govern), each holder of any Allowed Priority Tax Claim shall receive on the applicable Claim Payment Date, Cash equal to the amount of such Allowed Priority Tax Claim.

3.3           Late Filed Claims.  Late filed claims shall receive no distribution under the Plan.

CLASSIFIED CLAIMS

3.4           Class 1 — Priority Claims.

(a)        Treatment. Each Allowed Claim in Class 1 shall be paid in full in Cash on the applicable Claim Payment Date.

(b)        Impairment.  Class 1 Claims are unimpaired and will not vote on the Plan.

3.5        Class 2 — Secured Claims.

(a)        Treatment. The legal, equitable and contractual rights to which each holder of an Allowed Claim in Class 2 is entitled shall be left unaltered or, at the option of the Reorganized Debtor, shall be left unimpaired in the manner described in section 1124(2) of the Bankruptcy Code.

(b)        Impairment.  Class 2 Claims are unimpaired and will note vote on the Plan.

3.6       Class 3 — General Unsecured Claims.

           (a) Treatment. A holder of any Allowed Class 3 Claim shall receive its Pro-rata Share of

4,000,000 shares of the New Stock on the applicable Claim Payment Date.

           (b) Impairment. Class 3 claims are impaired and Allowed Class 3 Claims will vote on acceptance or rejection of the Plan.  Class 3 claims which are Disputed Claims will vote on acceptance or rejection of the Plan if such claims have, pursuant to F.R.B.P. 3018(a), obtained an order from the Bankruptcy Court temporarily allowing such claim(s) for the purpose of accepting or rejecting the Plan.

3.7       Class 4 — Interests.

(a)        Treatment. All currently existing Interests in the Debtor shall be extinguished.

(b)        Impairment. Class 4 Interests are impaired under the Plan. The holders of Class 4 Interests, however, shall receive no property on account of such interests.  Accordingly, such holders are deemed to have rejected the Plan pursuant to Section 1126(g) of the Bankruptcy Code and will not vote on the Plan.

ARTICLE IV.
TREATMENT OF THE DEBTORS' EXECUTORY CONTRACTS AND UNEXPIRED LEASES

4.1        Rejection of Executory Contracts.  Each executory contract or unexpired lease of Debtor that has not expired by its own terms prior to the Effective Date, has not been assumed during the Case prior to Confirmation, is not proposed to be assumed under the Plan and is not subject to a motion for assumption filed at least ten (10) days prior to the Confirmation Date, shall, by the terms of this Plan, be deemed rejected on the Effective Date .

 4.2             Claims for Rejected Contracts and Leases. Except as otherwise provided in any order of the Bankruptcy Court, any claims for damages arising from the rejection by the Debtor of an executory contract or unexpired lease not filed on or prior to the Confirmation Date must be filed within 15 days after the earlier of (i) the entry of the order approving rejection of such executory contract or unexpired lease and (ii) the Confirmation Date.  Such claims will be classified and treated as Class 3 Claims. Any such Claims not filed within such 15-day period shall be banned and may not thereafter be asserted.

4.3           Postpetition Contracts and Leases. All contracts and leases entered into or assumed by the Debtor after the Petition Date shall be retained by such Reorganized Debtor on the Effective Date.

ARTICLE V.
SHARE EXCHANGE WITH GALAXY GAMING, INC.; DISTRIBUTION OF NEW STOCK

5.1      Consummation of Share Exchange Agreement.

Within five (5) days of the Effective Date, the Reorganized Debtor shall consummate the share exchange transaction with Galaxy Gaming, Inc. as documented in the Share Exchange Agreement attached hereto as Attachment A.

5.2           Share Exchange Agreement a Binding Contract.

The Share Exchange Agreement attached hereto as Attachment A represents a binding agreement between Galaxy Gaming, Inc. and the Reorganized Debtor

5.3           Distribution of New Stock To Holders of Allowed Class 3 Claims.

On the applicable Claim Payment Dates, each holder of an Allowed Class 3 Claim shall be issued it Pro Rata Share of 4,000,000 shares of the New Stock.  In calculating the number of shares of New Stock to be issued to each such claimant, the Pro Rata Share figures for each Allowed Class 3 Claim shall be rounded to the nearest whole number and fractional shares shall not be issued.

The distribution of New Stock to holders of Allowed Class 3 Claims as called for under this Plan shall be exempt from the registration requirements of the Securities Act of 1933 (15 U.S.C.  §77a et seq.) and from the registration requirements of any applicable federal, state or local laws pursuant to the provisions of Section 1145(a)(1) of the United States Bankruptcy Code.

5.4        Other Cash Payments. The Debtor shall, on the applicable Claim Payment Dates, pay each Allowed Administrative Claim, Allowed Priority Tax Claim, and Allowed Priority Claim.

ARTICLE VI.
CORPORATE GOVERNANCE AND OTHER TRANSACTIONS

6.1        Cancellation of Existing Ownership Interests.  On the Effective Date, all Existing Ownership Interests in Secured Diversified Investment, Ltd. shall be cancelled and rendered null and void.

6.2        Revesting and Transfer of Assets.   Except as otherwise provided in this Plan, on the Effective Date, all property of the estate, to the fullest extent of section 541 of the Code, and any other rights and assets of Debtor of every kind and nature shall, revest in the Reorganized Debtor free and clear of all Liens, Claims and Interests other than those Liens, Claims and Interests retained or created pursuant to this Plan

6.3        Amended Articles of Incorporation and Corporate Governance.

(a)        Articles of Incorporation. The Articles of Incorporation of the Debtor shall be amended and restated as set forth in Exhibit A to the Share Exchange Agreement. The amended and restated Articles of Incorporation shall contain a provision prohibiting the issuance of nonvoting equity securities.

               (b)           Board of Directors and Officers For Reorganized Debtor.  Upon consummation of the Share Exchange Agreement, the officers and directors of the Reorganized Debtor shall be the individuals set forth in Exhibit C to the Share Exchange Agreement.

(c)           Discharge.  On the Effective Date, the Debtor shall be discharged from any and all Claims against and Interests in the Debtor, to the fullest extent provided in sections 524 and 1141 of the Bankruptcy Code.

ARTICLE VII.
DETERMINATION OF CLAIMS; EFFECTIVE DATE

7.1       Administrative Claims Bar Date.  All requests for payment of administrative costs and expenses incurred prior to the Effective Date pursuant to section 507(a)(1) or 503(b) of the Bankruptcy Code shall be served on the Reorganized Debtor and filed with the Bankruptcy Court no later than 30 days after the Confirmation Date.  Any such Claim that is not served and filed within this time shall be forever barred.

7.2       Procedures For Determination of Claims and Interests

(a)       Objections To Claims.

(i)  Notwithstanding the occurrence of the Confirmation Date, and except as to any Claim that has otherwise been Allowed, the Reorganized Debtor and/or any other party in interest may object to the allowance of any Claim. Objections must be filed no later than the Claims Objection Deadline. No distribution shall be made on account of any Claim that is not Allowed unless or until such claim becomes and Allowed claim.

(ii)       Except as otherwise provided herein, no Claim shall be entitled to receive postpetition interest.

 7.3        Unclaimed Property. All property that is unclaimed for one year after distribution thereof by mail to the latest mailing address filed of record with the Bankruptcy Court for the party entitled thereto or, if no such mailing address has been so filed, the mailing address reflected in the Schedules shall become property of the Reorganized Debtor.

7.4         Conditions to Occurrence of Effective Date. Each of the following are conditions to the Effective Date:

      The Confirmation Order shall have been entered by the Bankruptcy Court, more than ten (10) days shall have elapsed since the Confirmation Date, no stay of the Confirmation Order shall be in effect and the Confirmation Order shall not have been reversed, modified or vacated.  Plan Proponent, in its sole discretion, may waive the foregoing condition, such waiver to be effective only if in writing and filed with the Court.

7.5           Nonconsensual Confirmation. As to any Class that votes to reject the Plan and/or which is deemed to have rejected the Plan, Proponent is seeking confirmation of the Plan in accordance with section 1129(b) of the Code either under the terms provided herein or upon such terms as may exist if the Plan is modified in accordance with section 1127(d) of the Code.

ARTICLE VIII.
MISCELLANEOUS

8.1           Retention of Jurisdiction. Following the Effective Date, the Bankruptcy Court shall retain jurisdiction for the following purposes:

(a)        To determine the allowability, classification, priority or subordination of Claims and Interests upon objection, or to estimate, pursuant to section 502(c) of the Code, the amount of any Claim that is or is anticipated to be contingent or unliquidated as of the Effective Date, or to hear proceedings to subordinate Claims or Interests brought by any party in interest with standing to bring such objection or proceeding.

           (b)        To construe and to take any action authorized by the Bankruptcy Code and requested by the Reorganized Debtor or any other party in interest to enforce this Plan and the documents and agreements filed in connection with this Plan and issue such orders as may be necessary for the implementation, execution and consummation of this Plan.

(c)        To determine any and all applications for allowance of compensation and expense reimbursement from the Debtor or the Reorganized Debtor for periods on or before the Effective Date, and to determine any other request for payment of administrative expenses.

(d)        To determine all matters that may be pending before the Bankruptcy Court on or before the Effective Date.

(e)        To resolve any dispute regarding the implementation or interpretation of this Plan that arises at any time before the Case is closed, including the scope and nature of the Reorganized Debtor's obligations to cure defaults under assumed contracts, leases, franchises and permits.

(f)        To determine any and all applications pending on the Confirmation Date for the rejection, assumption or assignment of executory contracts or unexpired leases entered into prior to the Petition Date, and the allowance of any Claim resulting therefrom.

(g)        To determine all applications, adversary proceedings, contested matters and other litigated matters that were brought or that could have been brought on or before the Effective Date.

(h)           To determine matters concerning local, state and federal taxes in accordance with sections 346, 505, and 1146 of the Code, and to determine any tax claims that may arise against the Debtor or Reorganized Debtor as a result of the transactions contemplated by the Plan.

(i)        To determine such other matters as may be provided in the Confirmation Order.

(j)           To approve any modification of this Plan pursuant to section 1127 of the Code, or to remedy any apparent nonmaterial defect or omission in this Plan, or to reconcile any nonmaterial inconsistency in this Plan so as to carry out its intent and purposes, and

(k)       For such other purposes as may be provided for in the Confirmation Order.

Prior to the Effective Date, the Bankruptcy Court shall retain jurisdiction with respect to each of the foregoing items and all other matters that were subject to its jurisdiction prior to the Confirmation Date.

8.2           Payment of Fees Due Under 11 U.S.C. §1930(a)(6).   The Debtor and the Reorganized Debtor shall timely pay to the Office of the United States Trustee all fees due under the terms of 11 U.S.C. §1930(a)(6).  This obligation is not subject to the Administrative Claims Bar Date as described herein, it shall not be subject to any discharge of liabilities provided by the terms of this Plan and/or the Bankruptcy Code.

8.3        Terms Binding.   On the Effective Date, all provisions of this Plan, including all agreements, instruments and other documents filed pursuant to this Plan and executed by the Reorganized Debtor in connection with this Plan, shall be binding upon the Reorganized Debtor, all Claim and Interest holders and all other entities that are affected in any manner by the Plan.   All agreements, instruments and other documents filed in connection with the Plan shall have full force and effect, and shall bind all parties thereto as of the Effective Date, whether or not such exhibits actually shall be executed by parties other than the Reorganized Debtor, or shall be issued, delivered or recorded on the Effective Date or thereafter.

 8.4       Postconsummation Effect of Evidences of Claims or Interests.   Notes, stock certificates and other evidence of Claims against or Interests in the Debtor shall, effective from and after the Effective Date, represent only the right to participate in the distributions contemplated by the Plan.

8.5       Payment Dates.  Whenever any payment to be made under this Plan is due on a day other than a Business Day, such payment shall instead be made, without interest, on the next succeeding Business Day.

8.6           Retention and Enforcement of Causes of Action.  Pursuant to section 1123(b)(3)(B) of the Code, but subject to Section 8.3 hereof, the Debtor and the Reorganized Debtor shall retain all causes of action that the Debtor had or had power to assert immediately prior to the Effective Date, specifically including, but not necessarily limited to, the Litigation Claims.  Debtor and the Reorganized Debtor may commence or continue in any appropriate court or tribunal any suit or other proceeding for the prosecution and/or enforcement of the Litigation Claims and/or any other causes of action.  All causes of action that the Debtor  had or had power to assert immediately prior to the Effective Date, specifically including, but not necessarily limited to, the Litigation Claims, shall remain the property of the Debtor and the Reorganized Debtor.

8.7      Successors and Assigns.  The rights, benefits and obligations of any person named or referred to in this Plan shall be binding upon, and shall inure to the benefit of, the heir, executor, administrator, successor or assignee of such person.

8.8       Inconsistencies.  In the event that there is any inconsistency between this Plan and the Disclosure Statement, any exhibit to the Plan or any other instrument or document created or executed pursuant to the Plan, this Plan shall govern.

8.9        Governing Law.   Except to the extent that the Code or any other federal law is applicable or to the extent the law of a different jurisdiction is validly elected by the Debtor, the rights, duties and obligations arising under this Plan shall be governed in accordance with the substantive laws of the United States of America and, to the extent federal law is not applicable, the substantive laws of the State of Nevada.

Schedule 1 – Litigation Claims

1)           All claims and causes of action against Home Eq, Fidelity National Asset Management, and their respective affiliated and/or subsidiary companies, employees, agents, representatives, subsidiaries, successors, assigns, tenants, licensees, invitees, and related persons, predecessors, entities or companies related to or arising out of such parties foreclosure upon real property and related actions taken in violation of the automatic stay provided under Section 362 of the Code, as well as claims and causes of action against such parties related to or arising out of their destruction of the personal property of the Debtor located with such real property.

2)           All claims and causes of action against Clifford L. Strand for breach of contract, unjust enrichment, defamation, libel, intentional interference with economic advantage, and intentional interference with business and/or contractual relations, arising from or related to such party’s statements regarding the Debtor made after the filing of the involuntary petition herein.